FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

UBS Fund Services (USA) LLC
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
008-49596

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **UBS Fund Services (USA) LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 State House Square 15TH Floor
_____
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Horan	201-3528620	kathleen.horan@ubs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EY, Ernst & Young LLP
_____
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Horan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UBS Fund Services (USA) LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

S. K. Patel

```
SNEH K PATEL
Commission # 50191922
Notary Public, State of New Jersey
My Commission Expires
April 19, 2027
```

Signature: _____ 2/26/26

Title:
FINOP

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UBS Fund Services (USA) LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2025

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Member and Management of UBS Fund Services (USA) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UBS Fund Services (USA) LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2000, but were unable to determine the specific year.

February 26, 2026

UBS Fund Services (USA) LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	173,231
Prepaid expenses		33,322
FINRA deposits		4,916
Total assets	$	211,469

Liabilities and member's capital

Liabilities:

Accrued expenses	$	5,833
Due to affiliates		5,833
Total liabilities	$	11,666
Member's capital	$	199,803
Total liabilities and member's capital	$	211,469

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Operations

Year Ended December 31, 2025

Revenues

Allocated registered representatives revenue – Realty	$	995,759
Service fee income – Realty		150,000
Interest income		37
Total revenues	$	1,145,796

Expenses

Allocated registered representatives costs – Realty	$	995,759
Registration fees		33,741
Professional fees		49,444
General and administrative expenses		17,048
Total expenses	$	1,095,992
Net income	$	49,804

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Changes in Member's Capital

Year Ended December 31, 2025

Balance at January 1, 2025	$	201,767
Net income		49,804
Dividend paid		(51,768)
Balance at December 31, 2025	$	199,803

See accompanying notes.

UBS Fund Services (USA) LLC

Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities

Net income	$	49,804
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase)/decrease in operating assets:		
Prepaid expenses		(2,857)
FINRA deposits		2,845
Increase/(decrease) in operating liabilities:		
Accrued expenses		(27,225)
Net cash provided by operating activities	$	22,567
Cash flows from financing activities		
Dividend paid	$	(51,768)
Net cash used in financing activities	$	(51,768)
Net increase in cash	$	(29,201)
Cash at beginning of year		202,432
Cash at end of year	$	173,231

See accompanying notes.

UBS Fund Services (USA) LLC

Notes to Financial Statements

Year Ended December 31, 2025

1. Organization and Nature of the Business

UBS Fund Services (USA) LLC (Fund Services) is organized as a Delaware limited liability company and is engaged in the distribution of private investment offerings to institutional investors. Fund Services is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

UBS Realty Investors LLC (Realty), a Massachusetts limited liability company, holds a 100% member interest in Fund Services. Fund Services has transactions and relationships with Realty that materially affect its operating results and financial condition (see Note 4).

UBS Americas Inc. (UBS Americas), a Delaware corporation, holds a 100% member interest in Realty.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash includes an interest-bearing deposit account at a non-affiliated bank.

Revenue Recognition

Service fee income - Realty is derived from engagement of distribution services of private investment offerings advised by Realty.

Allocated registered representatives revenues - Realty represents revenue allocated to Fund Services from Realty pursuant to an existing services and expense sharing agreement with Realty. The allocated revenue equals the allocated registered representative costs. See Note 4 for further detail.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The below table includes revenues which are impacted by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 and it includes only those contracts with customers that are in scope of ASC Topic 606, *Revenue from Contracts with Customers*.

Disaggregation of Revenue from Contracts with Customers

Service fee income – Realty	$	150,000
Total	$	150,000

Allocated Costs

Allocated registered representative costs - Realty represents costs allocated to Fund Services from Realty pursuant to an existing services and expense sharing agreement with Realty. The allocated registered representatives costs equals the allocated registered representative revenue. See Note 4 for further detail.

Income Taxes

Fund Services is treated as a disregarded entity for federal, state and local income tax purposes. As such, Fund Services does not provide for or pay any U.S. federal or state income taxes. All income, expense, gain or loss of Fund Services flows through to UBS Americas.

Accounting Developments

Pending adoption

In November 2024, the FASB issued ASU 2024-03, '*Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*.' The ASU requires public business entities to disclose, in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption.

The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.

The Company is currently evaluating the impact of the adoption of ASU 2024-03 and does not expect the adoption to have a material impact on the Company's financial statements and accompanying notes.

2. Summary of Significant Accounting Policies (continued)

In January 2025, the FASB issued ASU 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40):* Clarifying the Effective Date. The Update amends the effective date of ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.

The adoption of this ASU will not have a material impact on the Company's financial statements and accompanying notes.

3. Reportable Segment

Fund Services operates as a single reportable segment providing limited purpose broker-dealer services. Fund Services' revenue is generated from business activities exclusively to the distribution of private funds.

Fund Services' CODM is the President and Responsible Executive. The CODM oversee the process of using net income to evaluate the results of the business, predominantly in the forecasting process, to manage Fund Services. Additionally, the CODM oversee the process of using excess net capital, which is not a measure of profit and loss, to make operational decisions. Fund Services' operations constitute a single reportable segment as the CODM manages the business activities using information of Fund Services as a whole and as presented in the Statements of Financial Condition and of Operations.

4. Related-Party Transactions

Fund Services has entered into a Services Agreement (the Agreement) with Realty to provide certain administrative, operating, and other support services to Realty as needed for the distribution of private investment offerings to institutional investors for the greater of $150,000 or a fee based on quarterly deposits into sponsored funds. For the year ended December 31, 2025, the $150,000 of Service fee income - Realty included in the accompanying statement of operations was earned from Realty under the Agreement.

In addition, the registered representatives of Fund Services (Representatives) are supervised persons of Realty. Although the primary business activities of such individuals relate to the investment advisory activities of Realty, Realty and Fund Services have agreed that certain costs associated with these Representatives will be allocated to Fund Services. Realty has also agreed to reimburse Fund Services in an amount equal to these cost through allocated revenue associated with its business activities to aid in the distribution of private placements of funds managed. The costs

Notes to Financial Statements (continued)

4. Related-Party Transactions(continued)

include facilities and other occupancy and information technology expenses, salary and employee benefit expenses, and other general and administrative expenses. For the year ended December 31, 2025, $995,759 is included in the allocated registered representatives revenue – Realty and allocated registered representatives costs – Realty on the statement of operations.

Due to affiliates on the statement of financial condition includes $5,833 to UBS Business Solutions US LLC, related to the audit fee invoice that was paid on behalf of Fund Services.

5. Dividend

The Board of Directors of Realty declared a dividend on August 14, 2025 for the amount of $51,768. The dividend was paid to Realty on August 12, 2025.

6. Net Capital Requirements

Fund Services is a Non-Covered Firm pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1(a)(2)(vi). This rule requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined in the rule. As of December 31, 2025, Fund Services' net capital, as defined, was $161,565, which exceeded the minimum net capital required by $156,565.

Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

7. Contingencies

At various times, Fund Services may be named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of Fund Services, any such actions will be resolved with no material adverse effect on Fund Services' financial statements taken as a whole.

8. Subsequent Events

Fund Services has evaluated its subsequent event disclosure through February 26, 2026, the date that Fund Services' financial statements were issued, and has determined there are no material events that occurred during that period that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2025.

Supplemental Information

UBS Fund Services (USA) LLC

Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2025

Member's capital	$	199,803
Less non-allowable assets:		
Prepaid expenses		(33,322)
FINRA deposits		(4,916)
	$	(38,238)
Net capital	$	161,565
Aggregate indebtedness	$	11,666
Net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness of $11,666)	$	5,000
Excess net capital	$	156,565

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in Fund Services' December 31, 2025, unaudited Part IIA FOCUS Report, as refiled and amended on February 24, 2026.

Fund Services is characterized as a Non- Covered Firm and covered by SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073. Fund Services does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The activities of Fund Services are limited exclusively to the distribution of private placements of funds managed by Realty.